Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-              ) and related proxy statement/prospectus of National City Corporation for the registration of 14,523,283 shares of its common stock and to the incorporation by reference therein of our reports dated February 3, 2006, with respect to the consolidated financial statements of National City Corporation, National City Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of National City Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
September 15, 2006